Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169535

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 7 DATED DECEMBER 4, 2012
TO THE PROSPECTUS DATED AUGUST 23, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated August 23, 2012, Supplement No. 1, dated September 4, 2012, Supplement No. 2, dated October 1, 2012, Supplement No. 3 dated November 1, 2012, Supplement No. 4 dated November 14, 2012, Supplement No. 5 dated November 16, 2012, and Supplement No. 6 dated December 3, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	a recent real property investment; and
(3)	an update to our prior performance summary.
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of our common stock was declared effective by the Securities and Exchange Commission on December 6, 2011. Of this amount, we are offering $3,500,000,000 in shares in a primary offering and have reserved and are offering $500,000,000 in shares pursuant to our distribution reinvestment plan. During the month of November 2012, we accepted investors’ subscriptions for, and issued, approximately 92,287 shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $1.5 million. As of November 30, 2012, we had accepted investors’ subscriptions for, and issued, approximately 854,828 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $13.0 million. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of November 30, 2012; therefore, we have not accepted subscriptions from residents of Pennsylvania.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the subsection of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus.
Description of Real Estate Investments
As of December 4, 2012, our investment portfolio consisted of ten properties located in eight states, consisting of 225,041 gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. On November 30, 2012, we acquired an approximately 12,466 square foot single-tenant retail building leased to Dolgencorp, LLC (“Dollar General”), a tenant in the discount retail industry, on an approximately 1.42 acre site located in Berwick, LA (the “DG Berwick Property”), for a gross purchase price of $1.8 million, exclusive of closing costs.
The following information supplements and should be read in conjunction with the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Real Property Investments” beginning on page 83 of the prospectus.
Real Property Investments
As of December 4, 2012, we, through separate wholly-owned limited liability companies, owned ten properties located in eight states, consisting of 225,041 gross rentable square feet of commercial space. The properties were acquired through the use of proceeds from our initial public offering and proceeds from our revolving credit facility. On November 30, 2012, we acquired the DG Berwick Property, through a separate wholly-owned limited liability company, for a gross purchase price of $1.8 million, exclusive of closing costs.

The DG Berwick Property is 100% leased to Dollar General, subject to a triple net lease, which commenced on October 31, 2012. Pursuant to the lease agreement, Dollar General is required to pay substantially all operating expenses, maintenance and capital expenditures in addition to base rent. The annual base rent of $129,996, or $10.43 per square foot, is fixed for the first ten years of the lease term. The annual base rent increases to $133,896, or $10.74 per square foot, for the remainder of the lease term which expires on October 31, 2027. Dollar General has four options to renew the lease, each for an additional five-year term beginning on November 1, 2027 with rental escalations of 10% at each renewal period. The DG Berwick Property was constructed in 2012 and has an initial yield of 7.3% and an average yield of 7.4%. The initial yield is calculated as the annual rental income for the in-place lease at the property divided by the property purchase price, exclusive of closing costs. Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term, divided by the property purchase price, exclusive of closing costs. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that current annualized rental income and average annual rental income are more appropriate figures from which to calculate initial yield and average yield, respectively, than net operating income.
For federal income tax purposes, the preliminary aggregate depreciable basis in the DG Berwick Property is estimated to be approximately $1.4 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. We currently have no plans for any renovations, improvements or development of the DG Berwick Property and we believe the DG Berwick Property is adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.
Update to our Prior Performance Summary
The following information supersedes and replaces the fourth paragraph of the section in our prospectus captioned “Prior Performance Summary - Adverse Business and Other Developments - Distributions and Redemptions” on page 142 of the prospectus:
As of December 31, 2011, Cole Credit Property Trust II has paid approximately $536.0 million in cumulative distributions since inception. These distributions were funded by net cash provided by operating activities of approximately $484.6 million, net proceeds in excess of Cole Credit Property Trust II's investment from its sale of marketable securities of approximately $21.5 million, offering proceeds of approximately $9.7 million, distributions received in excess of income from Cole Credit Property Trust II's unconsolidated joint venture and cash received from mortgage notes receivable and real estate assets under direct financing leases of $13.6 million, net proceeds in excess of Cole Credit Property Trust II's investment from its sale of an unconsolidated joint venture of $2.0 million and net borrowings of approximately $4.6 million. As of December 31, 2011, Cole Credit Property Trust II had expensed approximately $9.7 million in cumulative real estate acquisition expenses, which reduced operating cash flows. Cole Credit Property Trust II treats its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition expenses are treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceed net cash provided by operating activities.

2
INAV-SUP-07A